UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 5)*

XOMA Ltd.

(Name of Issuer)

Common Shares, $.0005 par value

(Title of Class of Securities)

G9825R206

(CUSIP Number)

December 31, 2010

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 9 Pages

CUSIP No. G9825R206
1.	Names of Reporting Persons. QVT Financial LP I.R.S. Identification Nos. of above persons (entities only). 11-3694008
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 119,999
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 119,999
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 119,999
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 0.42%
12.	Type of Reporting Person (See Instructions) PN

Page 2 of 9 Pages

CUSIP No. G9825R206
1.	Names of Reporting Persons. QVT Financial GP LLC I.R.S. Identification Nos. of above persons (entities only). 11-3694007
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 119,999
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 119,999
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 119,999
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 0.42%
12.	Type of Reporting Person (See Instructions) OO

Page 3 of 9 Pages

CUSIP No. G9825R206
1.	Names of Reporting Persons. QVT Fund LP I.R.S. Identification Nos. of above persons (entities only). 98-0415217
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 108,648
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 108,648
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 108,648
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 0.38%
12.	Type of Reporting Person (See Instructions) PN

Page 4 of 9 Pages

CUSIP No. G9825R206
1.	Names of Reporting Persons. QVT Associates GP LLC I.R.S. Identification Nos. of above persons (entities only). 01-0798253
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 119,999
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 119,999
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 119,999
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 0.42%
12.	Type of Reporting Person (See Instructions) OO

Page 5 of 9 Pages

Item 1(a).	Name of Issuer

XOMA Ltd. (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices

The address of the Issuer’s principal executive offices is:

2910 Seventh Street, Berkeley, California 94710, United States

Item 2(a).	Name of Person Filing

Item 2(b).	Address of Principal Business Office or, if none, Residence

Item 2(c).	Citizenship

QVT Financial LP
1177 Avenue of the Americas, 9th Floor
New York, New York 10036
Delaware Limited Partnership

QVT Financial GP LLC
1177 Avenue of the Americas, 9th Floor
New York, New York 10036
Delaware Limited Liability Company

QVT Fund LP
Walkers SPV, Walkers House
Mary Street
George Town, Grand Cayman KY1-9002, Cayman Islands
Cayman Islands Limited Partnership

QVT Associates GP LLC
1177 Avenue of the Americas, 9th Floor
New York, New York 10036
Delaware Limited Liability Company

Item 2(d).	Title of Class of Securities

Common Shares, $0.0005 par value (the “Common Shares”).

Item 2(e).	CUSIP Number

The CUSIP number of the Common Shares is G9825R206.

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

Page 6 of 9 Pages

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with §240.13d–1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with §240.13d–1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with §240.13d–1(b)(1)(ii)(J), please specify the type of institution: .

Item 4.	Ownership.

(a)	Amount beneficially owned:

QVT Financial LP (“QVT Financial”) is the investment manager for QVT Fund LP (the “Fund”), which beneficially owns 108,648 Common Shares underlying common stock purchase warrants issued on February 5, 2010 (the “Warrants”), and for Quintessence Fund L.P. (“Quintessence”), which beneficially owns 11,351 Common Shares underlying Warrants. QVT Financial has the power to direct the vote and disposition of the Warrants (and underlying Common Shares) held by the Fund and Quintessence. Accordingly, QVT Financial may be deemed to be the beneficial owner of an aggregate amount of 119,999 Common Shares, consisting of the Warrants owned by the Fund and Quintessence.

QVT Financial GP LLC, as General Partner of QVT Financial, may be deemed to beneficially own the same number of Common Shares reported by QVT Financial. QVT Associates GP LLC, as General Partner of the Fund and Quintessence, may be deemed to beneficially own the aggregate number of Common Shares owned by the Fund and Quintessence, and accordingly, QVT Associates GP LLC may be deemed to be the beneficial owner of an aggregate amount of 119,999 Common Shares.

As of December 31, 2010, the Fund beneficially owned 957,703 Common Shares (including Common Shares underlying Warrants) and Quintessence beneficially owned 103,364 Common Shares (including Common Shares underlying Warrants). Accordingly, as of December 31, 2010, QVT Financial, QVT Financial GP LLC and QVT Associates GP LLC each may have been deemed to be the beneficial owner of 1,061,067 Common Shares.

The percentage disclosed in Item 11 of the Cover Pages for each reporting person is calculated based upon the sum of (i) 28,489,121 Common Shares outstanding, which is the total number of shares issued and outstanding as reported in the Issuer’s Form 8-K, filed with the Securities and Exchange Commission on December 29, 2010, and (ii) the number of Common Shares issuable upon exercise of the warrants held by such reporting person.

(b)	Percent of class:

See Item 11 of the Cover Pages to this Schedule 13G.

Page 7 of 9 Pages

(c)	Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote

0

(ii) Shared power to vote or to direct the vote

See item (a) above.

(iii) Sole power to dispose or to direct the disposition of

0

(iv) Shared power to dispose or to direct the disposition of

See item (a) above.

Item 5. Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following….[X].

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not Applicable

Item 8. Identification and Classification of Members of the Group

Not Applicable

Item 9. Notice of Dissolution of Group

Not Applicable

Item 10. Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Page 8 of 9 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 9, 2011

QVT FINANCIAL LP		QVT FUND LP
By QVT Financial GP LLC,		By QVT Associates GP LLC,
its General Partner		its General Partner

By:	/s/ Oren Eisner	By:	/s/ Oren Eisner
Name:	Oren Eisner	Name:	Oren Eisner
Title:	Authorized Signatory	Title:	Authorized Signatory

QVT FINANCIAL GP LLC		QVT ASSOCIATES GP LLC

By:	/s/ Oren Eisner	By:	/s/ Oren Eisner
Name:	Oren Eisner	Name:	Oren Eisner
Title:	Authorized Signatory	Title:	Authorized Signatory

Page 9 of 9 Pages